Exhibit B

May 21, 2009

Dear Fellow Mac-Gray Shareholder:

The Mac-Gray Annual Meeting is now over, and we thought it appropriate to offer some observations. We believe the proxy contest provided Mac-Gray shareholders with a voice, and they overwhelmingly demanded more accountability and improved corporate governance. Later in this letter, we will provide a list of the steps we think Mac-Gray’s Board of Directors should take immediately to address these issues.

Shareholders have elected Bruce Ginsberg, one of Fairview’s independent nominees, to Mac-Gray’s Board. Not only does Mr. Ginsberg bring excellent credentials and highly-relevant operating experience to Mac-Gray, but he also will provide a fresh, independent voice on the Board. He is committed to serving as an advocate for all shareholders.

Mac-Gray’s Chairman and CEO Stewart MacDonald was not re-elected to the Board, despite the fact that he and his family control over 32% of the outstanding shares. That shareholders would select a new, independent director over the incumbent Chairman and CEO speaks to the widespread frustration felt by many of Mac-Gray’s shareholders.

A closer look at the vote results indicates the scope of shareholder dissatisfaction. If we adjust the official vote totals to include the 964,950 votes by shareholders that Mr. MacDonald and the Board wrongfully disenfranchised, and to exclude the shares of the MacDonald family, then both of Fairview’s nominees would have won, and the Board declassification proposal also would have passed.

This is important because a MacDonald family member told us just hours before the Annual Meeting that they had changed their minds and decided to support the company’s candidates based on assurances from several Mac- Gray directors that there will be significant change at the company. If the Board refuses to make changes, we doubt it will receive the family’s support in the future.

To demonstrate that it has heard shareholders’ calls for real corporate governance change, we believe the Board should take the following steps as soon as possible:

•	Name an independent chairman.

•	If the Board chooses to re-appoint Stewart MacDonald despite his removal by the valid vote of the shareholders, require him to stand for election at next year’s Annual Meeting.

•

Announce immediately that the Board will implement majority voting and declassify the Board before the next director election. If the necessary charter amendments do not receive the extraordinarily high super-majority shareholder vote that is required, the Board should at a minimum implement a resignation policy that would accomplish the same objectives as majority voting and a declassified Board (requiring each director to stand for re-election each year, by majority vote, even if elected to a longer term the previous year).

•	Add Bruce Ginsberg to the governance & nominating and compensation committees.

•	Let the poison pill expire, and do not adopt another one without seeking shareholder approval.

•	Buy a significant amount of stock personally. We believe shareholders would like to consider the directors their partners, but this is difficult when most of the directors own so few common shares.

•	Take action to ensure that all shareholder votes will be counted in the future, and that the shareholder franchise will be vigorously protected.

Mac-Gray is a wonderful business with untapped potential. We hope this proxy contest will bring about real and lasting change, which will help unlock value and provide financial benefit for all Mac-Gray shareholders. We are gratified to see that Mac-Gray’s stock price has nearly doubled since we began our proxy solicitation in early April.

In closing, we would like to thank shareholders for their numerous contributions during this proxy contest. Some invested considerable time in the process, and all shareholders have benefited as a result. Others offered us tremendous support and encouragement, and for that we are grateful.

We look forward to working with all Mac-Gray shareholders in the years ahead.

Sincerely,

Scott W. Clark	Andrew F. Mathieson